UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Cuprina Holdings (Cayman) Limited furnishes under the cover of Form 6-K the following in connection with the extraordinary general meeting of its shareholders.

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of the Shareholders and Proxy Statement of Cuprina Holdings (Cayman) Limited, to be held on October 15, 2026.
99.2	Form of Proxy Card
99.3	Form of Third Amended and Restated Memorandum and Articles of Association of Cuprina Holdings (Cayman) Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: September 18, 2026